Exhibit 99.1
Grab Intends to Complete the Remaining $900 Million of its Share Repurchase Authorization
Over the Next 12 Months
●Grab intends to execute the remaining approximately $900 million under its approved share repurchase programs over the next 12 months, bringing cumulative repurchases since 2024 to $1.75 billion
●Repurchase underscores management's confidence in Grab's financial strength and long-term trajectory
SINGAPORE, September 15, 2026 – Grab Holdings Limited (NASDAQ: GRAB)(“Grab” or the “Company”) today announced that it intends to execute the approximately $900 million remaining aggregate authorized amount under its previously announced share repurchase programs over the next 12 months, subject to, among other factors, market conditions and the trading price of Grab’s Class A ordinary shares, and in accordance with applicable law. If fully executed, cumulative repurchases since the inception of the Company’s first share repurchase program in 2024 would total approximately $1.75 billion, representing the full amount authorized by the Board of Directors to date. Assuming that the remaining repurchases were made based on the current market share price level, over 10% of Class A ordinary shares outstanding would have been repurchased.
“We are moving forward on the balance of the program because our conviction has strengthened, not softened. The business continues to compound, and the dislocation between that performance and where our shares trade remains an opportunity we intend to act on,” said Peter Oey, Chief Financial Officer of Grab. “Our progress toward our 2028 targets gives us the visibility to commit capital at this scale. We are able to invest in our rapidly scaling ecosystem at full pace while returning excess capital to shareholders — a disciplined approach in which the two are complementary, not competing.”
The repurchases will be funded from Grab’s existing cash reserves. Grab’s gross cash liquidity1 stood at $7.4 billion and net cash liquidity2 at $5.4 billion as of June 30, 2026, providing a robust foundation to fund ongoing operations, invest in growth, and return capital to shareholders.
Repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of the Company’s Class A ordinary shares, among other factors, and in accordance with applicable law. The Company’s Board of Directors will continue to review the share repurchase programs periodically, and may amend the terms and size of the programs. Notwithstanding this announcement, the Company is not obligated to acquire any particular amount of Class A ordinary shares.
Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future
1 Gross cash liquidity is a non-IFRS measure and includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash.
2 Net cash liquidity is a non-IFRS measure and includes gross cash liquidity less loans and borrowings.

operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “annualized,” “annualized run-rate,” “on track” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to execute the intended share repurchase, on the expected terms (including prices), on the anticipated timing or at all; Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.
For inquiries regarding Grab, please contact:
Media
press@grab.com
Investors
investor.relations@grab.com
Source: Grab Holdings Limited